Coffee Holding Co., Inc.
Computation of Per Share Earnings

Exhibit 11.1

	Years Ended October 31,
	2007	2006	2005
Net Income (Loss)	$937,316	$700,082	$1,185,135

BASIC EARNINGS:
Weighted average number of common
Shares outstanding	5,525,408	5,529,830	4,721,327

Basic earnings (loss) per common share	$.17	$.13	$.25

DILUTED EARNINGS:
Weighted average number of common
Shares outstanding	5,525,408	5,529,830	4,721,327
Warrants - common stock equivalents	70,000	70,000	55,430

Weighted average number of common
Shares outstanding - as adjusted	5,595,408	5,599,830	4,776,757
Diluted earnings (loss) per common share	$.17	$.13	$.25